

Mail Stop 7010

May 26, 2009

Mr. C. Robert Campbell
Executive Vice President/Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

> RE: **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed your response letter dated May 15, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</p>

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 32

Valuation of Goodwill and Intangible Assets, page 34

1. We have reviewed your response to prior comment five from our letter dated April 21, 2009. Please enhance your disclosure to further discuss how you determined that you have multiple reporting units. In this regard, your proposed disclosure does not address whether your reporting units are at the operating

segment or component level. In addition, please disclose how you allocated goodwill to those reporting units and to the extent that your reporting units are not the same as your reportable segments under SFAS 131, please disclose the business activities of each of your reporting units. Please show us in your supplemental response what the revisions will look like.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief